UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) *

(Amendment No. 11)*

GLOBUS MARITIME LIMITED

(Name of Issuer)

Common Shares, par value $0.004 per share

(Title of Class of Securities)

Y27265407

(CUSIP Number)

Georgios Feidakis

128 Vouliagmenis Avenue, 2nd Floor

166 74 Glyfada, Athens, Greece

+ 30 210 960 8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Firment Shipping Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,548,121
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,548,121
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,121 (see Items 3 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6% (see Items 3 and 5) *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculations consider 4,343,298 common shares to be outstanding based on (a) 3,211,107 common shares outstanding on April 17, 2019 as stated in the prospectus filed by the Issuer on April 19, 2019, plus (b) 1,132,191 shares of common stock of the Issuer that were issued on April 29, 2019 as party of the conversion of the outstanding principal balance and accrued interest of US$3,170,136 in accordance with the terms and provisions of the revolving credit facility dated, November 21, 2018, between the Issuer, as Borrower, and Firment Shipping Inc, as Lender.

1.	NAME OF REPORTING PERSONS Georgios Feidakis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,548,121 *
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,548,121 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,121 (see Items 3 and 5)*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10) 35.6% (see Items 3 and 5)**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Feidakis may be deemed to beneficially own common shares through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr. Feidakis.

** Percentage calculations consider 4,343,298 common shares to be outstanding based on (a) 3,211,107 common shares outstanding on April 17, 2019 as stated in the prospectus filed by the Issuer on April 19, 2019, plus (b) 1,132,191 shares of common stock of the Issuer that were issued on April 29, 2019 as party of the conversion of the outstanding principal balance and accrued interest of US$3,170,136 in accordance with the terms and provisions of the revolving credit facility dated, November 21, 2018, between the Issuer, as Borrower, and Firment Shipping Inc, as Lender.

ITEM 1. SECURITY AND ISSUER.

This statement constitutes Amendment No. 11 on Schedule 13D (this “Amendment”) relating to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece. This Amendment amends and supplements the existing Schedule 13D on file, as it has been amended and supplemented from time to time (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D, as amended, is unchanged and this Amendment supplements the Schedule 13D on file, as previously amended and supplemented. This Amendment is being filed to report chages to Item 3, Item 5, Item 6 and Item 7.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented by adding the following paragraph after the last paragraph thereof:

In accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Issuer, as Borrower, and Firment Shipping, as Lender (previously filed as Exhibit H to the Schedule 13D), the Issuer elected to convert the aggregate outstanding principal balance and accrued interest of US$3,170,136 into 1,132,191 Common Shares which were issued on April 29, 2019.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a and b) Percentage calculations consider 4,343,298 Common Shares to be outstanding based on (a) 3,211,107 Common Shares outstanding on April 17, 2019 as stated in the prospectus filed by the Issuer on April 19, 2019, plus (b) 1,132,191 shares of common stock of the Issuer that were issued on April 29, 2019 as party of the conversion of the outstanding principal balance and accrued interest of US$3,170,136 in accordance with the terms and provisions of the revolving credit facility dated, November 21, 2018, between the Issuer, as Borrower, and Firment Shipping, as Lender.

The Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Firment Shipping may be deemed to beneficially own 1,548,121 Common Shares, representing approximately 35.6% of the outstanding Common Shares. Firment Shipping has the sole power to vote and the sole power to dispose of 1,548,121 Common Shares and the shared power to vote and the shared power to dispose of 0 Common Shares.

Mr. Feidakis may be deemed to beneficially own 1,548,121 Common Shares, representing approximately 35.6% of the outstanding Common Shares. Mr. Feidakis may be deemed to beneficially own 1,548,121 Common Shares through Firment Shipping, a company controlled by him.

Mr. Feidakis has the sole power to vote 0 Common Shares and the shared power to vote 1,548,121 Common Shares. Mr. Feidakis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,548,121 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except as described in Item 3, no transactions in the Common Stock were effected by the Reporting Persons, or to the knowledge of the Reporting Persons, nor by any executive officer or director of the Reporting Persons, or to their knowledge, since the most recent filing of Schedules 13D by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit K and is incorporated by reference herein.

To the knowledge of the Reporting Persons, other than as sert forth in the exhibits hereto (including those incorporated by reference herein), there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in previous Schedule 13Ds of the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following exhibit:

Exhibit K.	Joint Filing Agreement

In addition to the aforementioned exhibits, all previously filed exhibits to Schedule 13D and to its Amendments are also exhibits to this Amendment No. 11 and are incorporated by reference hereto as if contained herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2019
(Date)

FIRMENT SHIPPING INC.

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Person disclaims beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

Exhibit K

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the common shares, par value $0.004 per share, of Globus Maritime Limited shall be filed on behalf of the undersigned.

May 16, 2019
(Date)

FIRMENT SHIPPING INC.

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis